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September 16, 2016

VIA EDGAR AND COURIER

Pamela A. Long
Assistant Director
Division of Corporation Finance
Office of Manufacturing and Construction
Securities and Exchange Commission
Mail Stop 4631
100 F Street N.E.
Washington, D.C. 20549

Ref.:	Advanced Disposal Services, Inc.
Amendment No. 5 to Registration Statement on Form S-1
Filed August 11, 2016
File No. 333-206508

Dear Ms. Long:

On behalf of Advanced Disposal Services, Inc. (the “Company”), we are today filing with the U.S. Securities and Exchange Commission (the “Commission”) Amendment No. 6 (“Amendment No. 6”) to the Company’s registration statement on Form S-1 (the “Registration Statement”), which was originally filed on August 21, 2015, and amended by Amendment No. 1 on October 2, 2015, Amendment No. 2 on November 5, 2015, Amendment No. 3 on January 20, 2016, Amendment No. 4 on February 1, 2016 and Amendment No. 5 on August 11, 2016 (“Amendment No. 5”).  Amendment No. 6 is being filed with the Commission in response to the comments received from the staff of the Commission (the “Staff”) contained in your letter dated September 7, 2016 (the “Comment Letter”) in connection with Amendment No. 5.

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Ms. Pamela A. Long

United States Securities and Exchange Commission

For your convenience, we have reproduced below in italics the Staff’s comments, followed in each case by the Company’s response. In addition, capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Registration Statement. Page references included in the Company’s responses are to those contained in Amendment No. 6.

General

1.                                    Please revise your filing to include all information except that which can be excluded by Securities Act Rule 430A. We note for example that you have not included the number of shares you are offering. For guidance, please refer to Item 227.02 of the Securities Act Rules Compliance and Disclosure Interpretations, available on the Commission´s website.

Response:  The Company acknowledges the Staff’s comment and undertakes to include all information except that which can be excluded by Securities Act Rule 430A in a subsequent amendment prior to circulating the preliminary prospectus with the price range.

2.                                    Please file all required exhibits, including the legal opinion, as promptly as possible. We will review the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review.

Response:  The Company acknowledges the Staff’s comment and undertakes to file all required exhibits, including the legal opinion, in this or a subsequent amendment in sufficient time for the Staff to complete its review prior to circulating the preliminary prospectus with the price range.

Our Company, page 2

3.                                    Please balance your reference to enhanced operating cash flows by also disclosing the fact that your operating cash flows declined 19% between the June 30 2016 twelve month period and the June 30 2015 twelve month period. The declines in the corresponding six month periods, and also in free cash flow, are noted.

Response:  The Company has amended the disclosure on page 2 of Amendment No. 6 to address the Staff’s comment by deleting any references to enhanced operating cash flows.  The amended sentence shall read as follows:

“By assimilating acquisitions into our vertically integrated geographic operations, we have been able to improve adjusted EBITDA margin post-acquisition.”

Ms. Pamela A. Long

United States Securities and Exchange Commission

Summary Consolidated Financial Information and Other Data, page 15

4.                                    It appears adjusted EBITDA is also used as a liquidity measure, based on your description of its usefulness in assessing your ability to service and incur debt. As such, please reconcile the measure to operating cash flow as reported on the statement of cash flows. Also, please tell us how you considered the prohibition in Item 10(e)(1)(ii)(A) of Regulation S-K on adjustments for charges that required or will require cash settlement such as the realized loss on fuel derivatives, acquisition costs, cash restructuring charges and rebranding costs.

Response:  The Company respectfully informs the Staff that the Company management does not use adjusted EBITDA as a liquidity measure but rather as a performance measure.  The additional words you reference were included to describe why the disclosure might be useful to investors, not how the company assesses its ability to service and incur debt.  As such, the Company has amended the disclosure on page 17 of Amendment No. 6 to delete the disclosure related to the description of the usefulness of adjusted EBITDA in assessing the Company’s ability to service and incur debt.  The amended sentence reads as follows:

“We believe adjusted EBITDA is useful to investors in evaluating our performance compared to other companies in our industry because it eliminates the effect of financing, income taxes and the accounting effects of capital spending, as well as certain items that are not indicative of our performance on an ongoing basis.”

Since the Company does not use adjusted EBITDA as a liquidity measure as clarified by the foregoing amendment, the Company does not believe the amended disclosure is inconsistent with the prohibition in Item 10(e)(1)(ii)(A) of Regulation S-K on adjustments for charges that required or will require cash settlement.

5.                                    Please refer to Question 102.09 of our Compliance & Disclosure Interpretations on Non-GAAP Financial Measures and expand your discussion of the use of adjusted EBITDA in calculating covenant compliance to explain how the measure is used and the amount of limit required for compliance.

Response:  The Company respectfully informs the Staff that it does not use adjusted EBITDA as a liquidity measure, but rather as a performance measure.  Since the Company does not use adjusted EBITDA as a liquidity measure, the Company does not believe this disclosure is subject to the guidance in Question 102.09 of the Compliance & Disclosure Interpretations on Non-GAAP Financial Measures, which is provided as an exception to Item 10(e)(1)(ii)(A).  The Company also respectfully refers the Staff to the response to Comment 9 below.

In addition, based on discussions with the Staff, the Company has enhanced its disclosure of why it believes excluding fuel and interest rate derivatives from adjusted EBITDA provides useful

Ms. Pamela A. Long

United States Securities and Exchange Commission

information for investors and has included a cross reference to the description of its Senior Secured Credit Facilities.

6.                                    Please revise your presentation of adjusted free cash flows to remove adjustments that require cash settlement such as the realized loss on derivatives. Refer to Item 10(e)(1)(ii)(A) of Regulation S-K.

Response:  The Company has amended the disclosure on page 16 and the corresponding footnote on page 18 of Amendment No. 6 to address the Staff’s comment by deleting the presentation of adjusted free cash flow and instead will present free cash flow without adjustment.

7.                                    You disclose adjusted free cash flow has been adjusted to “exclude non-recurring items.” Item 10(e) of Regulation S-K prohibits adjusting a non-GAAP financial performance measure to eliminate items identified as non-recurring when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years. Please revise your presentation accordingly. Also refer to Question 102.03 of our C&DI on Non-GAAP Financial Measures.

Response:  The Company has amended the disclosure on page 16 and the corresponding footnote on page 18 of Amendment No. 6 to address the Staff’s comment by deleting the presentation of adjusted free cash flow and instead will present free cash flow without adjustment.

Capital Expenditures, page 73

8.                                    Please disclose the amount of expected capital expenditures over the next 12 months consistent with the guidance in Item 303(a)(2)(i) of Regulation S-K.

Response:  The Company has amended the disclosure on page 76 of Amendment No. 6 to address the Staff’s comment by including disclosure on the amount of expected capital expenditures over the 12 months from the date of the last balance sheet presented and stating that such capital expenditures are expected to be funded with cash flows from operations.

Liquidity and Capital Resources, page 74

9.                                    To the extent future non-compliance of any debt covenant is reasonably likely, please disclose and discuss the specific terms of any such covenants, as well as the terms of your most significant and restrictive covenants. Your disclosures should include actual ratios/amounts for each period and the most restrictive required ratios/amounts. This will allow readers to understand how much cushion there is between the required ratios and the actual ratios. Please show the specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts, if necessary. See

Ms. Pamela A. Long

United States Securities and Exchange Commission

Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 102.09 of our C&DI on Non-GAAP Financial Measures.

Response:  The Company respectfully informs the Staff that it does not believe future non-compliance of any debt covenant is reasonably likely.  Based on the Company’s current covenant calculation, it is almost 50 basis points below the maximum leverage ratio.  Further, upon an initial public offering, the Company’s credit agreement will be amended to exclude realized losses on fuel derivatives, which is expected to reduce the Company’s leverage ratio approximately 30 additional basis points.  Additionally, the Company plans to use the proceeds of this offering to pay down debt, which is expected to reduce the Company’s leverage ratio by more than an additional 80 basis points.

Furthermore, the Company respectfully refers the staff to page 151 of Amendment No. 6 which discloses the Company’s restrictive covenants along with the Company’s actual total leverage ratio for each of the relevant periods.

******************

We thank you for your prompt attention to this filing.  We hope the foregoing answers are responsive to your comments.  If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (212) 848-7333 or Jonathan M. DeSantis at (212) 848-5085.

Very truly yours,

/s/ Richard B. Alsop, Esq.

Richard B. Alsop, Esq.

cc:	Michael K. Slattery – General Counsel, Advanced Disposal Services, Inc.
Jonathan M. DeSantis, Esq. – Shearman & Sterling LLP
Erika L. Weinberg, Esq. – Latham & Watkins LLP

Ms. Pamela A. Long

United States Securities and Exchange Commission

Exhibit A

Advanced Disposal Services, Inc. acknowledges that:

•                                         should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                                         the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                                         the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated:  September 16, 2016

Advanced Disposal Services, Inc.

By:	/s/ Michael K. Slattery
Name: Michael K. Slattery
Title: General Counsel